

07010064


SEC MAIL PROCESSING
RECEIVED
FEB - 6 2007
WASH, D.C. 186 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

324 DATURA STREET, SUITE 206
(No. and Street)

WEST PALM BEACH (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Donald W. Denton (561) 833-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

36 WEST 44th STREET, SUITE 1100, NEW YORK, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

Sidney W. Azriliant, CPA, P.C.
The Bar Building
36 West 44th Street, Suite 1100
New York, New York 10036-8102

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

January 31, 2007

Independent Auditor's Report

To The Partners of
CHILIAN PARTNERS, L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2006, and the related statements of income, partners' capital, and cash flows. These statements are the responsibility of the general partner. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS, L.P. as of December 31, 2006, its income statement, statement of partners' capital, and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

SIDNEY W. AZRILIANT, CPA, P.C.



EXHIBIT A.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2006

ASSETS		
Cash and Equivalents	$	2,670
Securities at Market Value (see Note 1)		4,064,324
Accrued Interest & Dividends		38,404
Due from Broker-Clearance Account		9,015,832
TOTAL ASSETS	$	13,121,230

LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Securities Sold but not yet Purchased (see Note 2)	$	5,474,920
Partners' Capital Accounts		7,646,310
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$	13,121,230

The accompanying notes are an integral part of these financial statements.

EXHIBIT B.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF INCOME

For the Year Ended December 31, 2006

Gross Income		
Net Security Dealer Trading Gains Marked to Market	$	1,378,837
Dividend Income		11,064
Interest Income		79,789
TOTAL GROSS INCOME	$	1,469,690
Expenses		
Insurance	$	2,167
Management Fees -- General Partner (See Notes 3 & 4)		146,789
Miscellaneous Expense		10
Professional Fees		13,350
Taxes		1,126
Regulatory Fees and Assessments		1,421
Incentive Fees -- General Partner (See Note 4)		8,427
TOTAL EXPENSES	$	173,290
NET PROFIT	**$**	**1,296,400**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

For the Year Ended December 31, 2006

	LIMITED PARTNERS	GENERAL PARTNERS	TOTAL
Balance at January 1, 2006	$ 1,157,702	$ 5,192,208	$ 6,349,910
Net Profit (Exhibit B)	235,550	1,060,850	1,296,400
Capital Contributed by Partners	-	16,000	16,000
Withdrawals by Partners	(16,000)	-	(16,000)
Balance at December 31, 2006	$ 1,377,252	$ 6,269,058	$ 7,646,310

The accompanying notes are an integral part of these financial statements.

EXHIBIT D.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash Increase from Operating Activities Net Profit (see Exhibit "B"):			$ 1,296,400
Adjustment to Reconcile Net Income to Net Cash by Operating Activities:			
Net Change in Assets & Liabilities For Year:			
	Increase to Cash	Decrease to Cash	
Decrease in Securities at Market Value	$ 3,089,194	$ -	
Increase in Accrued Interest and Dividends Receivable	-	4,274	
Increase in Securities Sold but Not Yet Purchased	1,358,840	-	
Increase in Due from Broker	-	5,741,722	
	$ 4,448,034	$ 5,745,996	$ (1,297,962)
Decrease in Cash from Operations:			(1,562)
Cash Flows from Financing Activities:			
Net Cash Withdrawals by Partners (see Exhibit "C")		(16,000)	
Net Cash Contributions by Partners (Exhibit "C")		16,000	
		- 0 -	- 0 -
NET DECREASE IN CASH:			$ (1,562)

The accompanying notes are an integral part of these financial statements.

EXHIBIT E.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

COMPUTATION OF NET CAPITAL

At December 31, 2006

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions	$	7,646,310
Haircuts on Securities		1,457,790
Net Capital Per Part IIA -- Page 10	**$**	**6,188,520**

The accompanying notes are an integral part of these financial statements.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

AUDITED COMPUTATION OF NET CAPITAL

At December 31, 2006

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions	$ 7,646,310	
Haircuts on Securities	1,457,790	
Net Capital -- Audited		$ 6,188,520
Net Capital Per Part IIA -- Page 10		$ 6,188,520
DIFFERENCE:		**$0**

CHILIAN PARTNERS, L.P.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. **Securities and commodities transactions of the Partnership are recorded on a trade date basis.**

   Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

   Repurchase and resale agreements are treated as *financing* transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

   Intangible assets have been fully amortized, using an estimated useful life of five years.

   The indirect method was used for preparing the statement of cash flow.

2. **Securities Owned and Securities Sold But Not Yet Purchased.**
   Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options	$4,064,324	$5,474,920

3. **Management Fees.**
   Management fees are paid to the *General Partner* quarterly based upon an annual rate of 2% of the net assets of the Partnership.

4. **Incentive Management Fees.**
   Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2006, the general partner did receive an incentive management fee of $8,427.

5. **Income Taxes.**
   Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

January 31, 2007

NASD Regulation Inc.
NASD Systems Support
9509 Key West Ave
Rockville, MD 20850

Attn: Ms. Eleanor Sabalbaro

Re: Chilian Partners, L.P.
Audit at 12/31/06

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2006 nor the prior year, December 31, 2005; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,
SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant

cc: SEC, Washington, DC
SEC, Miami, FL

OATH OR AFFIRMATION

I, Donald W. Denton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILIAN PARTNERS, L.P., as of December 31st, 20006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

HILARY McKENNA
NOTARY PUBLIC, STATE OF NEW YORK
No. 01MC6104540
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 20, 2008



Signature

GENERAL PARTNER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Internal Control Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

January 31, 2007

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS, LP for the year ended December 31, 2006. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. The SIPC assessment for 2006 and 2007 has been paid.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.



Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Form SIPC-4

(17-REV. 12/04)

FY 2007

ASSESSMENT - FY 2007	$150.00
INTEREST DUE (Instructions Below)	- 0 -
BALANCE DUE (Check Enclosed)	$150.00

x [signature], CP 1/10/07
Authorized Signature/Title Date



8-042750 NASD DEC

CHILIAN PARTNERS LP
324 DATURA STREET STE 208
WEST PALM BEACH, FL 33401

Securities Investor Protection Corporation
PO BOX 92185
Washington, DC 20090-2185

#0000000040 :000042750: 0000 2007#

Form SIPC-4

FY 2007

8-042750 NASD DEC

CHILIAN PARTNERS LP
324 DATURA STREET STE 208
WEST PALM BEACH, FL 33401

ASSESSMENT - FY 2007	$150.00
INTEREST DUE (Instructions Below)	- 0 -
BALANCE DUE (Check Enclosed)	150.00

Paid 1/10/07 Check #1434 $150.00

Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2007, no later than January 30, 2007. Persons who become SIPC members after January 1, 2007 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2007 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

CHILIAN PARTNERS, L.P.

1434

63-1356/670
BRANCH 4101

DATE January 10, 2007

PAY TO THE ORDER OF Securities Investor Protection Corporation $ 150.00

One Hundred Fifty + 00/100 DOLLARS

Security features included. Details on back.

WACHOVIA
Wachovia Bank, N.A.
Boca Raton, FL 33432

FOR Form SIPC-4 - FY2007

#8-042750 ⑈001434⑈ ⑆067013564⑆ 18 943 467⑈

© HARLAND Style 2

CHILIAN PARTNERS, L.P.

63-1356/670
BRANCH 4101

DATE January 12, 2006

PAY TO THE ORDER OF Securities Investor Protection Corporation $ 150.00

One Hundred Fifty & 00/100 DOLLARS

WACHOVIA
Wachovia Bank, N.A.
Boca Raton, FL 33432

FOR Form SIPC-4 - FY2006

⑈8042750⑈001399⑈ ⑆067013566⑆ 18 943 467⑈



Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2006, no later than January 30, 2006. Persons who become SIPC members after January 1, 2006 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2006 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

January 31, 2007

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In planning and performing our audit of the consolidated financial statements of Chilian Partners, L.P. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives

of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant, CPA, P.C.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

AUDITED COMPUTATION OF NET CAPITAL

At December 31, 2006

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions	$ 7,646,310	
Haircuts on Securities	1,457,790	
Net Capital -- Audited		$ 6,188,520
Net Capital Per Part IIA -- Page 10		$ 6,188,520
DIFFERENCE:		**$0**

There are no material differences that exist between the audited net capital of the firm compared to the unaudited net capital previously reported on Focus report Part IIA.



By: ______________________________

Sidney W. Azriliant, CPA, P.C.


Investor protection. Market integrity.
NASD

Part IIA
17a-5(a) Quarterly
December 2006

Validated

Validation Results

Errors - 0
Warnings - 0

Cover
Assets
Liabilities
Income
Exemptive Provision
Net Capital
Scheduled Withdrawals
Statement of Changes

User Id: TPARAVATI   CHILIAN PARTNERS, L.P.   Firm Id: 27829

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: CHILIAN PARTNERS, L.P. [0013]

SEC File Number: 8- 42750 [0014]

Address of Principal Place of Business: 324 DATURA STREEET [0020]

Firm ID: 27829 [0015]

WEST PALM BEACH [0021] FL [0022] 33401 [0023]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DONALD W. DENTON, GENERAL PART [0030] Phone: (561)833-2700 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]

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FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: CHILIAN PARTNERS, L.P. [0013]

SEC File Number: 8- 42750 [0014]

Address of Principal Place of Business: 324 DATURA STREEET [0020]

WEST PALM BEACH [0021] FL [0022] 33401 [0023]

Firm ID: 27829 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DONALD W. DENTON, GENERAL PART [0030] Phone: (561)833-2700 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [ ] [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	2,670 [0200]		2,670 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	9,015,832 [0295]		
B. Other	[0300]	[0550]	9,015,832 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	4,064,324 [0424]		
E. Spot commodities	[0430]		4,064,324 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	38,404 [0535]	[0735]	38,404 [0930]
12. **TOTAL ASSETS**	13,121,230 [0540]	0 [0740]	13,121,230 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		5,474,920 [1360]	5,474,920 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	5,474,920 [1450]	5,474,920 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners 7,646,310 [1020])	7,646,310 [1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	7,646,310 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	13,121,230 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b.	**Commissions on listed option transactions**	[3938]
	c.	**All other securities commissions**	[3939]
	d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	-159,422 [3949]
	c.	**Total gain (loss)**	-159,422 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		[3995]
9.	Total revenue		-159,422 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		49,643 [4100]
16.	Total expenses		49,643

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-209,065 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-209,065 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	189,955 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 35008 [4335A]	BEAR, STEARNS & CO. INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k)
(3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 7,646,310 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 7,646,310 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 7,646,310 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 0 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — 0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions — 7,646,310 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

1. **Exempted securities**		[3735]	
2. **Debt securities**		1,457,790 [3733]	
3. **Options**		[3730]	
4. **Other securities**		[3734]	
D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-1,457,790 [3740]
10. Net Capital			6,188,520 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	6,088,520 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	6,188,520 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17. Add:		
A. **Drafts for immediate credit**	[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C. **Other unrecorded amounts (List)**		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		7,855,376 [4240]
A.	**Net income (loss)**		-209,065 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		7,646,311 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]


Investor protection. Market integrity.
NASD

FOCUS

Close Form | Validate | Finish | Download | Print Preview | Help

Schedule I
December 2006

Validated

Validation Results

Errors - 0
Warnings - 0

Schedule I

User Id: TPARAVATI **CHILIAN PARTNERS, L.P.** **Firm Id: 27829**

SCHEDULE I

Report for period beginning 01/01/2006 [8005] and ending 12/31/2006 [8006]

SEC File Number: 42750 [8011]

Firm ID: 27829

1. Name of Broker Dealer: CHILIAN PARTNERS, L.P. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:		Phone:	
	[8053]		[8057]
Name:		Phone:	
	[8054]		[8058]
Name:		Phone:	
	[8055]		[8059]
Name:		Phone:	
	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes (●) No ( ) [80

4. Respondent is registered as a specialist on a national securities exchange: Yes ( ) No (●) [80

5. Respondent makes markets in the following securities:
   - **(a) equity securities** Yes ( ) No (●) [80
   - **(b) municipals** Yes ( ) No (●) [80
   - **(c) other debt instruments** Yes ( ) No (●) [80

6. Respondent is registered solely as a municipal bond dealer: Yes ( ) No (●) [80

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Schedule I** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

Report for period beginning 01/01/2006 [8005] and ending 12/31/2006 [8006]

SEC File Number: 42750 [8011]

Firm ID: 27829

1. Name of Broker Dealer: CHILIAN PARTNERS, L.P. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:		Phone:	
Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

		Yes	No	
3.	Respondent conducts a securities business exclusively with registered broker-dealers:	(•)	( )	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	( )	(•)	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	( )	(•)	[8075]
	(b) municipals	( )	(•)	[8076]
	(c) other debt instruments	( )	(•)	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	( )	(•)	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	( )	(•)	[8079]
8.	Respondent carries its own public accounts:	( )	(•)	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	**Public customer accounts**	[8080]
(b)	**Omnibus accounts**	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ● [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	**Direct Mail (New York Stock Exchange Members Only)**	☐ [8086]
(b)	**Self Clearing**	☐ [8087]
(c)	**Omnibus**	☐ [8088]
(d)	**Introducing**	☐ [8089]
(e)	**Other**	☐ [8090]
(f)	**Not Applicable**	☑ [8091]

12. Yes ○ No ● [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	**American**	☐ [8120]
(2)	**Boston**	☐ [8121]
(3)	**CBOE**	☐ [8122]
(4)	**Midwest**	☐ [8123]
(5)	**New York**	☐ [8124]
(6)	**Philadelphia**	☐ [8125]
(7)	**Pacific Coast**	☐ [8126]
(8)	**Other**	☐ [8129]

13. Employees:

(a)	**Number of full-time employees**	2 [8101]
(b)	**Number of full-time employees registered representatives employed by respondent included in 13(a)**	2 [8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	**equity securities transactions effected on a national securities exchange**	[8107]
(b)	**equity securities transactions effected other than on a national securities exchange**	[8108]
(c)	**commodity, bond, option, and other transactions effected on or off a national securities exchange**	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ● No ○ [8111]

18. Number of branch offices operated by respondent — 0 [8112]

19. Yes ○ No ● [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** [8131]

(c) **Type of institution** [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ○ No ● [8113]

21. Yes ○ No ● [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ○ No ● [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ○ No ● [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

January 31, 2007

CERTIFIED MAIL (RRR)

Securities & Exchange Commission
Office of Filings & Information Services
Mail Stop 2521
100 F Street, N.E.
Washington, D.C. 20549

Attn: Branch of Registrations & Examinations

Re: Chilian Partners, L.P.
SEC File No. 8-42750

Gentlemen:

Enclosed herewith are two copies of the Focus Form X-17A-5 Part III, together with the annual audited report for the year ended December 31, 2006 and copies of the SIPC 4 Form.

Kindly acknowledge receipt hereof by signing the duplicate copy of this letter and returning it in the envelope provided.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant

SWA:hmck
Enclosures

cc: Chilian Partners, LP

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

January 31, 2007

CERTIFIED MAIL (RRR)

NASD
Florida District Office
Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, FL 33431-6324

Attn: Mr. Mitchell C. Atkins, Director

Re: Chilian Partners, L.P.
Audit at 12/31/06

Gentlemen:

Enclosed herewith is Focus Form X-17A-5 Part III, together with the annual audited report for the year ended December 31, 2006 and copies of the SIPC 4 Form.

Kindly acknowledge receipt hereof by signing the duplicate copy of this letter and returning it in the envelope provided.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant

SWA:hmck
Enclosures

cc: Chilian Partners, LP

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

January 31, 2007

CERTIFIED MAIL (RRR)

NASD Regulation Inc./Systems Support
9509 Key West Avenue
Rockville, MD 20850

Attn: Ms. Eleanor Sabalbaro

Re: Chilian Partners, L.P.
Audit at 12/31/06

Gentlemen:

Enclosed herewith is Focus Form X-17A-5 Part III, together with the annual audited report for the year ended December 31, 2006 and copies of the SIPC 4 Form.

Kindly acknowledge receipt hereof by signing the duplicate copy of this letter and returning it in the envelope provided.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant

SWA:hmck
Enclosures

cc: Chilian Partners, LP

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

January 31, 2007

CERTIFIED MAIL (RRR)

Securities and Exchange Commission
Southeast Regional Office
801 Brickell Avenue-Suite 1800
Miami, FL 33131

Attn: David Nelson, Regional Director

Re: Chilian Partners, L.P.
SEC File No. 8-42750
Audit at 12/31/06

Gentlemen:

Enclosed herewith is Focus Form X-17A-5 Part III, together with the annual audited report for the year ended December 31, 2006 and copies of the SIPC 4 Form.

Kindly acknowledge receipt hereof by signing the duplicate copy of this letter and returning it in the envelope provided.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant

SWA:hmck
Enclosures

cc: Chilian Partners, LP

END